Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 March 5, 2020


VIA EDGAR FILING

Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


                 Re: Guggenheim Defined Portfolios, Series 2001
              Global Balanced Income Builder Portfolio, Series 15
                       File Nos. 333-236113 and 811-03763
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Dear Mr. Bartz:

     This letter responds to your comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2001, filed on January 28, 2020 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Global Balanced Income Builder Portfolio, Series 15 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. The "Principal Risks" section states that the Trust invests in exchange-traded funds that invest in mortgage-backed securities. Please disclose this in the "Principal Investment Strategy" section.

     Response: In response to this comment, the last sentence of the "Principal Investment Strategy" section will be revised to the following: "Finally, the fixed-income ETFs included in the portfolio may invest fixed-income securities that include, but are not limited to, mortgage-backed securities, municipal bonds and debt securities issued by foreign companies, including companies located in emerging markets."

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,


                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren